                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          CAPITA RESEARCH GROUP, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                   139908 107
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                                 (CUSIP Number)


                                 James R. Salim
                              3510 Turtle Creek #2D
                               Dallas, Texas 75219

                                 With a copy to:

                                   Joshua Mond
                           Godwin White & Gruber, P.C.
                           901 Main Street, Suite 2500
                            Dallas, Texas 75202-3727
                                 (214) 939-4400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 5, 1999
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following [ ].

CUSIP No. 23251P 10 2                  13D                    Page 4 of 5 Pages
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    1      Names of Reporting Persons
           I.R.S Identification Nos. of Above Persons

                    James R. Salim
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    2      Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                        (b) [ ]
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    3      SEC Use Only
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    4      Source of Funds
                    PF
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    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)      [ ]
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    6      Citizenship of Place of Organization
                    United States
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        NUMBER OF              7     Sole Voting Power
          SHARES                              1,726,537
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY              8     Shared Voting Power
           EACH                               0
        REPORTING          -----------------------------------------------------
       PERSON WITH             9     Sole Dispositive Power
                                              1,726,537
                           -----------------------------------------------------
                              10     Shared Dispositive Power
                                              0
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,726,537
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     [ ]
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   13      Percent of Class Represented by Amount in Row (11)
                    9.2%
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   14      Type of Reporting Person
                    IN
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         The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto, which agreements and documents are hereby incorporated herein by reference.


Item 1.      Security and Issuer

         This statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Capita Research Group, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 900 B. Eighth Avenue, Suite 300, King of Prussia, Pennsylvania 19406.


Item 2.      Identity and Background

         (a) - (c) James R. Salim is an individual engaged in the business of investing. His address is 3510 Turtle Creek, #2D, Dallas, Texas 75219.

         (d) - (e) During the last five years, James R. Salim has not (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with such laws.

         (f) James R. Salim is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration

         The amounts paid by James R. Salim for the Common Stock are from Mr. Salim's personal funds. The date and amount of such purchases are attached hereto as Exhibit 1.

Item 4.      Purpose of Transaction

         The shares of Common Stock were acquired for investment purposes. James
R. Salim does not have any intention of acquiring control over the Company; however, depending upon market and other conditions, James R. Salim may acquire additional shares of Common Stock for investment purposes if such shares become available at prices that are attractive, or may dispose of all or a portion of the shares currently owned or hereinafter acquired.

         James R. Salim does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

         (a) As of the close of business on August 13, 1999, James R. Salim beneficially owns 1,726,537 shares of Common Stock, constituting approximately 9.2% of the outstanding shares of Common Stock. Such amount assumes (i) exercise of all warrants held by Mr. Salim and (ii) conversion of all outstanding amounts owed by the Company to Mr. Salim as provided for in the Convertible Note (as defined in Item 6).

         (b) James R. Salim has sole power to vote or to direct the vote of the shares of Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any of such shares.

         (c) Except as described in Item 3 and Item 6, James R. Salim has not effected any transactions in shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         On August 5, 1999, the Company and James R. Salim entered into a loan agreement (the "Loan Agreement") which provided for a loan of up to $300,000 from Mr. Salim to the Company. Under the terms of the Loan Agreement, Mr. Salim funded $100,000 on August 5, 1999 and is obligated to fund an additional $100,000 on September 1, 1999 and on October 1, 1999. The loan bears interest at the prime rate and interest is payable on demand upon 10 days' written prior notice, which notice may not be given prior to February 5, 2000. The loan is evidenced by a convertible note (the "Convertible Note"). The Convertible Note provides that Mr. Salim shall have the right at any time to convert all or any part of the unpaid principal amount of the loan into shares of Common Stock at a price (the "Conversion Price") equal to the lesser of (i) the average closing bid price of the Common Stock (as reported by Bloomberg, L.P.) over the five trading day period ending on the day prior to the date the Convertible Note or a portion thereof is surrendered for conversion or (ii) $.25 per share, as adjusted for any stock dividends, stock splits or reverse stock splits occurring subsequent to August 5, 1999. In addition, Mr. Salim may, at his election, receive interest in the form of common stock rather than cash, with such interest payable being converted into Common Stock at the Conversion Price.

         In addition to the Loan Agreement, Mr. Salim received 300,000 warrants (the "Warrants") to purchase shares of Common Stock at a purchase price of $.25. The Warrants are exercisable until August 5, 2002. In addition, the Company and Mr. Salim entered into a registration rights agreement pursuant to which in certain events, Mr. Salim may be offered the opportunity by the Company to have the Company register for resale the shares of Common Stock which relate to the Warrants and the Convertible Note. In addition, at any time after April 1, 2000 in the event that Mr. Salim has not been offered the opportunity to register such shares of Common Stock, that Mr. Salim has the right to request the Company register such shares under the Securities Act of 1933, as amended.

         Except as set forth in this Item 6, James R. Salim does not have contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7.      Material to be Filed as Exhibits

         Exhibit 1.   Schedule of purchases
         Exhibit 2. Loan Agreement dated August 5, 1999 between the Company and James R. Salim
         Exhibit 3. Convertible Promissory Note of the Company dated August 5, 1999
         Exhibit 4.   Warrant Certificate of the Company dated August 5, 1999
         Exhibit 5. Registration Rights Agreement between the Company and James R. Salim dated August 5, 1999

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 13, 1999


     /s/ James R. Salim
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James R. Salim

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
Exhibit 1.   Schedule of purchases
Exhibit 2.   Loan Agreement dated August 5, 1999 between the Company and
             James R. Salim
Exhibit 3.   Convertible Promissory Note of the Company dated August 5, 1999
Exhibit 4.   Warrant Certificate of the Company dated August 5, 1999
Exhibit 5.   Registration Rights Agreement between the Company and
             James R. Salim dated August 5, 1999